                             Filing under Rule 425
                             ---------------------

               Filer:  Burlington Northern Santa Fe Corporation
                 Companies that are the subject of the filing:
                       Canadian National Railway Company
                         North American Railways, Inc.
                     Registration Statement No. 333-94397



                   Burlington Northern Santa Fe Corporation


                           [BNSF LOGO APPEARS HERE]


                           Merrill Lynch & Co., Inc.

                   Global Transportation Leaders Conference


                                 June 14, 2000

Any statements in this presentation concerning future economic performance or business outlook, predictions or expectations of financial or operational results or synergies, and other expressions as to matters which are not historical facts, are "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those projected in those statements. Important factors that could cause such differences include, but are not limited to, general economic downturns, which may limit demand and pricing; changes in fuel prices; labor matters and stoppages, which may affect the costs and feasibility of operations; competition and commodity concentrations, which may affect traffic and pricing levels; severe weather conditions and natural occurrences such as floods and earthquakes; regulatory and political developments, including the process of, or conditions imposed in connection with, obtaining regulatory and Canadian court approvals for the proposed combination with Canadian National Railway Company
(CN); and the ability of the combined companies to realize the synergies expected as a result of the proposed combination. The Company assumes no obligation to update forward-looking information to reflect actual results or changed assumptions or other factors. We refer you to the documents that BNSF files from time to time with the U.S. Securities and Exchange Commission (SEC), such as reports on Form 10-K, Form 10-Q, and Form 8-K, and the registration statement for the securities to be issued in the proposed combination that has been filed by North American Railways, Inc. and CN referred to in the following paragraph (and in particular to "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the registration statement), which contain additional important factors that could cause results to differ from current expectations and the forward-looking statements contained in this presentation.

North American Railways, Inc., and CN have filed a registration statement on Form F-4/S-4 with the SEC in connection with the securities to be issued in the combination. This filing also includes the preliminary proxy statement for the shareholders meetings to be held for approval of the combination. Investors should read this document, and other documents filed with the SEC by BNSF, CN and North American Railways, Inc., about the combination, because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF under SEC Rule 14a-12.

                                   Overview


                        .  First quarter 2000 review

                        .  BNSF merger progress

                        .  FreightWise

                        .  Proposed BNSF/CN combination

                           Summary Income Statement
                                 First Quarter
                            ($ Millions Except EPS)


                                          2000            1999
                                        --------        --------

        Revenues                        $  2,238        $  2,183
        Operating expenses                 1,728           1,703
                                        --------        --------
        Operating income                     510             480
        Interest expense                     104              94
        Other income (expense) - net         (15)             (9)
                                        --------        --------
        Income before income taxes           391             377
        Income taxes                         148             141
                                        --------        --------
        Net income                      $    243        $    236
                                        ========        ========
        Diluted earnings per share      $   0.55        $   0.50
                                        ========        ========
        Operating ratio                    77.2%           78.0%
                                        ========        ========

                              Earnings per Share
                                   (Diluted)

                             [GRAPH APPEARS HERE]


                        1st Qtr    2nd Qtr    3rd Qtr    4th Qtr    Full Year
                        -------    -------    -------    -------    ---------
   1995 Pro Forma        $ .32      $ .33      $ .52      $ .44       $ 1.61
   1996                  $ .40      $ .46      $ .53      $ .52       $ 1.91
   1997 Adjusted         $ .32      $ .50      $ .60      $ .58       $ 2.00
   1998 Adjusted         $ .49      $ .58      $ .66      $ .63       $ 2.36
   1999 Adjusted         $ .50      $ .54      $ .70      $ .69       $ 2.43
   2000                  $ .55

                                Capitalization
                                 ($ Millions)


                                         March 31,       Dec. 31,
                                           2000            1999
                                         --------        --------
        Notes and debentures             $  3,221        $  3,321
        Equipment obligations               1,516           1,546
        Mortgages                             469             503
        Commercial paper/bank loans         1,236             473
        Other                                 (30)            (30)
                                         --------        --------
        Total debt                       $  6,412        $  5,813
                                         ========        ========
        Total equity                     $  7,787        $  8,172
                                         ========        ========
        Debt/capitalization ratio           45.2%           41.6%
                                         ========        ========

                             Capital Expenditures
                                 ($ Millions)


                                                                       2000
                                            1998         1999          Plan
                                         --------      --------      --------
Maintenance of business
-----------------------
Maintenance of way                       $    897      $    861      $    865
Mechanical                                    243           240           209
Information services                           76            76            58
Other                                         104           114           105
                                         --------      --------      --------
     Total maintenance of business       $  1,320      $  1,291      $  1,237
New locomotives/freight cars                  340           261             0
Terminal and line expansion                   487           236           218
                                         --------      --------      --------
     Total cash capital expenditures     $  2,147      $  1,788      $  1,455
     Operating leases                    $    373      $    477      $    290
                                         --------      --------      --------
        Total capital expenditures       $  2,520      $  2,265      $  1,745

                           Share Repurchase Program



                           1998       1999       1Q'00     2Q'00*     Total
                          ------     ------     ------     ------     ------
  Shares (000s)            4,963     22,120     26,666     10,498     64,246

  Average price**         $30.75     $31.08     $21.87     $24.03     $26.08

  Total Payments            $153       $687       $583       $252     $1,676
  ($millions)


(Authorized shares:  90 million)


*  Second quarter through May 12, 2000
** Average share price includes commissions

             Burlington Northern Santa Fe has met or exceeded its promises to the ICC (STB) in every category including:


                           .  Safety

                           .  Customer service

                           .  Transportation value

                           .  Efficiency

                           .  Financial performance

                      Lost Workdays per 200,000 Manhours
                                   1994-1999

                              [GRAPH APPEARS HERE]

1994 Pro Forma                           122.3

1995 Pro Forma                            88.3

1996                                      59.8

1997                                      46.0

1998                                      43.6

1999                                      43.0

                 Train Accidents per Million Train Miles (MTM)
                                  1994 - 1999


                              [GRAPH APPEARS HERE]

1994 Pro Forma                            3.64

1995 Pro Forma                            3.98

1996                                      3.43

1997                                      2.84

1998                                      2.67

1999                                      2.72

         Highway/Rail Crossing Incidents per Million Train Miles (MTM)
                                  1994 - 1999

                              [GRAPH APPEARS HERE]


1994 Pro Forma                            5.15

1995 Pro Forma                            5.41

1996                                      4.38

1997                                      3.79

1998                                      3.33

1999                                      3.26

                       Loss/Damage % of Freight Revenue
                                  1994 - 1999


                              [GRAPH APPEARS HERE]


                 1994 Pro Forma                        0.33%

                 1995 Pro Forma                        0.35%

                 1996                                  0.36%

                 1997                                  0.31%

                 1998                                  0.27%

                 1999                                  0.23%

                        Total Units and Originated Tons
                                  1994 - 1999

                           [LINE GRAPH APPEARS HERE]


Tons  in Millions

     1994 Pro Forma                            363

     1995 Pro Forma                            388

     1996                                      381

     1997                                      385

     1998                                      429

     1999                                      444


Units in Millions

     1994 Pro Forma                            6.81

     1995 Pro Forma                            7.10

     1996                                      6.99

     1997                                      7.34

     1998                                      7.88

     1999                                      8.06

                                  UPSP Volume

                    [LINE GRAPH OF DAILY ACTUAL AND 366-DAY
                     MOVING TOTAL UPSP VOLUME APPEARS HERE]

January 1997

January 1998

January 1999

January 2000

May 2000

                        Increases in Intermodal Traffic
                                  1995 - 1999

                           [MAP OF U.S. APPEARS HERE]

                                 Chicago to PNW
                                      +40%

                             Chicago to California
                                      +49%

                                Chicago to Texas
                                      +54%

                           MN to/from CA, AZ and NM
                                     +170%

                                    Memphis
                                      +68%

                             FL, GA, AL, MS and TN
                                      +57%

                              Texas to California
                                      +56%

                                  New Orleans
                                   New Route

                             Corridor Volume Change

         1995                        1999                    %Change
         ----                        ----                    -------

       1,859,000                   2,841,000                   +52%

                          On-Time Performance - System
                                  1994 - 1999

                [LINE GRAPH OF ON-TIME PERFORMANCE APPEARS HERE]

Units

     1994                                6.807
     1995                                7.103
     1996                                6.991
     1997                                7.345
     1998                                7.884
     1999                                8.064

On-Time Performance

     1997                                79% on-time performance
     1998                                82% on-time performance
     1999                                91% on-time performance

                         On-Time Performance Statistics

                           [LINE GRAPH APPEARS HERE]


1997                    1Q          80%

                        2Q          85%

                        3Q          79%

                        4Q          73%

1998                    1Q          85%

                        2Q          83%

                        3Q          78%

                        4Q          81%

1999                    1Q          89%

                        2Q          92%

                        3Q          92%

                        4Q          91%

2000                    1Q          94%

Plan                    1Q          92%


                        1Q '00      1Q '00      1Q '99
Business Unit           Actual       Plan       Actual
-------------           ------      ------      ------

Intermodal/Auto          93.1%       92.0%       86.9%

Carload                  88.0%       85.0%       82.2%

Coal                    100.0%       98.0%       98.3%

Ag                       91.6%       87.0%       83.7%

System Total             93.7%       92.0%       88.7%

                       Operating Expense per 1,000 GTM's
                                  1994 - 1999

            [LINE GRAPH APPEARS HERE -- BNSF V. INDUSTRY LESS BNSF]


BNSF
        1994 Pro Forma                 10.12
        1995 Pro Forma                  8.74
        1996                            8.51
        1997                            8.39
        1998                            7.97
        1999                            7.87

INDUSTRY
        1994 Pro Forma                 11.77
        1995 Pro Forma                 12.77
        1996                           11.65
        1997                           11.65
        1998                           11.92

                              Operating Expense*
                                  1994 - 1999

                             [CHART APPEARS HERE]


        1994 Expense                   6.47

        Volume                         1.19

        Inflation                       .49

        Initiatives                    1.29

        1999 Expense                   6.86

* Volume amount based on 18.5% increase in loaded units. Inflation of 6.5% (RCAF-U). Reflects continuing operations adjusted for special items.

                         Operating Ratio 1994 - 1999*

                           [BAR GRAPH APPEARS HERE]


        1994 Pro Forma                 84.4%

        1995 Pro Forma                 81.0%

        1996                           78.4%

        1997                           77.8%

        1998                           75.9%

        1999                           75.4%


*  Reflects continuing operations adjusted for special items.

                             Performance Measures
                         1,000 GTMs / Average Employee

                           [LINE GRAPH APPEARS HERE]


        1997
             1Q              4,438
             2Q              4,371
             3Q              4,357
             4Q              4,691


        1998
             1Q              4,620
             2Q              4,706
             3Q              4,786
             4Q              5,074


        1999
             1Q              4,936
             2Q              4,822
             3Q              5,183
             4Q              5,513


        2000
             1Q              5,481

                             Performance Measures
                          Gross Ton Miles per Gallon

                           [LINE GRAPH APPEARS HERE]



        1997
             1Q              688
             2Q              709
             3Q              719
             4Q              727


        1998
             1Q              704
             2Q              744
             3Q              757
             4Q              742


        1999
             1Q              717
             2Q              724
             3Q              750
             4Q              746


        2000
             1Q              737

                             Performance Measures
                     Active Inventory and Originated Loads

                       [LINE AND BAR GRAPHS APPEAR HERE]



                             Originated Loads/Day          Inventory
                                    (000s)              (ten thousands)
                             --------------------       ---------------

        1998
             Sept                   23.3                      19.1
             Oct                    22.3                      19.1
             Nov                    23.025                    18.975
             Dec                    20.66                     18.74

        1999
             Jan                    20.19                     18.5275
             Feb                    22.2175                   18.015
             Mar                    21.784                    17.352
             Apr                    21.24                     16.93
             May                    21.505                    16.94
             June                   21.586                    16.726
             July                   21.4572                   16.8652
             Aug                    22.725                    17.275
             Sept                   23.14                     18.02
             Oct                    23.925                    17.95
             Nov                    24.4                      17.975
             Dec                    21.4                      17.34

        2000
             Jan                    21.075                    16.7
             Feb                    21.975                    16.675
             Mar                    22.1                      16.66

                             Performance Measures
                      Locomotive Velocity and Utilization

                           [LINE GRAPH APPEARS HERE]



                             Locomotive Velocity           Utilization
                                (Miles/Day)                    (%)
                             -------------------           -----------


        1998
             Jan                    321                       78.9%
             Feb                    323                       79.4%
             Mar                    303                       79.4%
             Apr                    302                       79.9%
             May                    302                       81.1%
             June                   290                       81.4%
             July                   291                       81.5%
             Aug                    298                       81.6%
             Sept                   300                       81.6%
             Oct                    287                       82.6%
             Nov                    284                       81.5%
             Dec                    279                       81.3%


        1999
             Jan                    298                       84.3%
             Feb                    323                       85.0%
             Mar                    322                       85.3%
             Apr                    321                       85.0%
             May                    317                       85.7%
             June                   310                       86.1%
             July                   302                       85.3%
             Aug                    311                       86.4%
             Sept                   312                       86.0%
             Oct                    313                       86.3%
             Nov                    312                       84.9%
             Dec                    310                       82.8%


        2000
             Jan                    304.5                     82.0%
             Feb                    323.1                     83.4%
             Mar                    326.8                     83.7%


1998 and 1999 locomotive velocity figures restated to current methodology

                             Performance Measures
 Non-productive Crew Starts as a Percent of Total Through Freight Crew Starts

                           [LINE GRAPH APPEARS HERE]


        1999
             1/6                    29.33%
             2/3                    22.31%
             3/3                    17.88%
             3/31                   17.31%
             4/28                   19.64%
             5/26                   19.96%
             6/23                   18.73%
             7/21                   18.64%
             8/18                   17.59%
             9/15                   18.52%
             10/13                  17.27%
             11/10                  15.13%
             12/8                   16.24%


        2000
             1/5                    17.20%
             2/2                    14.15%
             3/1                    12.54%
             3/29                   11.04%

                           BNSF Evidence Of Success



                We will know we have succeeded when customers:

                .  Find it easy to do business with us

                .  Receive 100% on-time, damage-free service

                . Receive accurate and timely information regarding their shipments

                .  Receive the best value for their transportation dollar

            Developing a Fully Integrated e.Business Strategy is an
                             Evolutionary Process

                         [PICTURE GRAPH APPEARS HERE]

                                    Website
                                    Presence


                                   eCommerce
                                   Basic Web
                                  Transactions


                                   eBusiness
                              On-Line Fulfillment

                                Doing Business @
                                   Net Speed


                                  Intelligent
                                   eBusiness

                                  Synchronized
                              end-to-end business
                              processes, spanning
                             multiple enterprises &
                                  marketplaces

                            Supply Chain Integration

                       Value > Time / Cost / Complexity

                              The "e.Marketplace"

         . An e.Marketplace is a virtual marketplace in which buyers and sellers meet to exchange goods or services

         .  Virtual marketplaces offer:

            .  Wide reach beyond location boundaries

            .  Low cost of information exchange on the Internet

                                  FreightWise

         Mission:

         To make freight transportation easy


         Vision:

         Become the marketplace for buyers and sellers of freight transportation -- revolutionizing the industry through the efficient and effective exchange of services and information.

                          FreightWise Target Markets

         .  Shippers

             .  "Small" shippers (less than $2 billion in revenues)

             .  Shippers in volatile, seasonal industries

             .  Shippers with unsophisticated supply chain capabilities

             . Limited number of large (greater than $2 billion in revenues) shippers


         .  Carriers  (Rail, Truckload)

             .  Large capacity providers to provide credibility and coverage

             .  Other carriers that have difficulty attracting spot loads


         .  Transportation Agents (IMCs, 3PLs, Freight Brokers)

             . "Enlightened" agents that want to focus on value-added capabilities and position themselves to survive future consolidation efforts

                                  FreightWise
                             Go-to-Market Strategy



              Launch -- 2Q2000            1st Year                2nd Year
--------------------------------------------------------------------------------
Services   . Tariff & rate posting   . Multi-load matching  . Asset optimization
           . Single load matching    . Data mining          . Fleet services
           . Track & trace           . Service guarantees   . Consulting
           . Integrated bill-to-pay  . ...                  . ...
           . Basic reporting
--------------------------------------------------------------------------------
  Modal    . Rail / Intermodal       . Rail / Carload       . Ocean
Coverage   . Truck / TL              . Truck / LTL          . Airfreight
           . 3PL                                            . Warehouse
--------------------------------------------------------------------------------
Geographic . US / national           . North America        . Global
 Coverage  . Basic network           . Dense network        . Dense network
--------------------------------------------------------------------------------


                   Market & Technology Readiness Assessments

               [DEPICTION OF FREIGHTWISE WEB PAGE APPEARS HERE]

                         North American Railways, Inc.


         [CN LOGO APPEARS HERE]              [BNSF LOGO APPEARS HERE]

                         North American Railways, Inc.
        Complementary Networks with Superior Reach and Strong Franchise

                          [NETWORK MAP APPEARS HERE]

                            Reasons for Combination



    .  Complementary strengths - BNSF/CN networks align well

    .  Both BNSF and CN are performing well

    .  Offers customers North America's most extensive single-line network

    .  Creates new single-line north/south transportation routes

    .  Seamless service best way to address interchange issues

    .  Offers high quality, efficient service with low integration risk

    .  Creates long-term value for customers and shareholders

                                  Traffic Mix
                            Well-Balanced Portfolio

                           [PIE CHARTS APPEAR HERE]


                                      CN

                     1998 REVENUE - U.S.$3.5B (Cdn $5.2B)

                           Automotive             8%
                           Coal                  10%
                           Grain                 16%
                           Intermodal            16%
                           Merchandise           50%


                                     BNSF

                     1998 Revenue - U.S.$8.9B (Cdn $13.2B)

                           Automotive             5%
                           Coal                  25%
                           Grain                 14%
                           Intermodal            27%
                           Merchandise           29%


                                    BNSF-CN

                            1998 Pro Forma Revenue
                            U.S.$12.4B (Cdn $18.5B)

                           Automotive             5%
                           Coal                  21%
                           Grain                 15%
                           Intermodal            24%
                           Merchandise           35%

                        How Will Our Customers Benefit?


                  .  More efficient, single-line routes

                  .  Access to new markets

                  .  Improved transit times and reliability

                  .  Greater capacity in congested areas

                  .  Seamless network minimizes interchanges

                  .  Improved asset utilization

                  .  Links production and consumption regions

                  .  Simplified billing and rates

                             Access to New Markets
                             New Corridors Created

                  [MAP WITH TRAFFIC CORRIDORS DEPICTED HERE]



                               Western Canada and
                           Western U.S. (I5 Corridor)


                               Western Canada and
                           Southwest U.S. and Mexico)


                            Central Canada to South
                                Texas and Mexico


                               Eastern Canada and
                                  Western U.S.

                        Smooth Low-Risk Implementation
                    A Combination Unlike Past Rail Mergers



               .  Two efficient, service oriented rail carriers

               .  End-to-end combination

               .  No financial burden

               .  Identical information technology systems

               .  Experienced leadership

               .  Successful past merger implementations

               .  Competition enhanced

               .  Structure preserves each company's culture

         We will guarantee service levels will be the same or better.



             .  1999 baseline service levels

             .  Existing contract service requirements will be met

             .  Existing gateways will remain open

                                  Conclusion

         .  BNSF merger has been a success for everyone involved

         .  Continuing to improve productivity and lower our cost structure

         . Focusing on providing excellent service as a primary driver of growth

         . Envision the internet playing a meaningful role in future procurement of transportation

         . BNSF plans to be a major player in developing internet alternatives and solutions

         . CN/BNSF combination is next step in providing better transportation services for our customers for the ultimate benefit of our owners